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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                 AMENDMENT NO. 1

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                         WALLACE COMPUTER SERVICES, INC.
                            (Name of Subject Company)


                         WALLACE COMPUTER SERVICES, INC.
                      (Name of Person(s) Filing Statement)

                            -------------------------

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)


                                   932270 10 1
                       (CUSIP Number of Class Securities)

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                               MICHAEL J. HALLORAN
         Vice President, Chief Financial Officer and Assistant Secretary
                         WALLACE COMPUTER SERVICES, INC.
                             4600 W. ROOSEVELT ROAD
                            Hillside, Illinois 60162
                                 (312) 626-2000
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   COPIES TO:

           FREDERICK C. LOWINGER                     CRAIG T. BOYD
             STEVEN SUTHERLAND                       BUTLER, RUBIN,
              SIDLEY & AUSTIN                      SALTARELLI & BOYD
          ONE FIRST NATIONAL PLAZA             THREE FIRST NATIONAL PLAZA
           CHICAGO, ILLINOIS 60603               CHICAGO, ILLINOIS 60602
                (312) 853-7000                       (312) 444-9660



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ITEM 1.  SECURITY AND SUBJECT COMPANY.

          This Amendment No.1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on August 15, 1995 (as amended, the "Schedule 14D-9") by Wallace Computer Services, Inc., a Delaware corporation (the "Company"), relating to the tender offer by FRDK, Inc., a New York corporation (the "Bidder") and a wholly owned subsidiary of Moore Corporation Limited, an Ontario corporation ("Moore"), to purchase all outstanding shares of the Company's common stock, par value $1.00 per share, including associated preferred stock purchase rights, at a price per share of $56.00 net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase of the Bidder and Moore dated August 2, 1995 and in the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

          Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

          On August 24, 1995, the Company issued a press release. A copy of such press release is filed hereto as Exhibit 15, and is incorporated herein by reference.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 15          Text of Press Release dated August 24, 1995 issued by the
                    Company


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                   By:   /s/ Michael J. Halloran
                                     Name: Michael J. Halloran
                                     Title: Vice President, Chief Financial
                                             Officer and Assistant Secretary


Dated:  August 25, 1995


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                                  EXHIBIT INDEX


Exhibit 15          Text of Press Release dated August 24, 1995 issued by the
                    Company


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